FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 06, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	 No ☒

PRESS RELEASE

MTS WRITES OFF COSTS RELATING TO THE ACQUISITION OF BITEL

MOSCOW, RUSSIAN FEDERATION - MARCH 6, 2007 - MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT)THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES ITS DECISION TO WRITE OFF COSTS ASSOCIATED WITH THE ACQUISITION OF A 51% STAKE IN TARINO LIMITED, INDIRECT OWNER OF BITEL LLP (BITEL) A KYRGYZ GSM MOBILE PHONE OPERATOR, AT THE END OF 2005 THE AMOUNT OF $150 MILLION.

However, MTS has brought damage claims in the High Court of Justice in the Isle of Man seeking damages for the misappropriation and forced seizure of Bitel and its assets against a number of companies, including Bitel LLC, Fellowes International Holdings Limited, Altimo Holdings and Investments Limited, Altimo LLC, CJSC Reservspetzmet, Lovianco Trading Co Limited, Yuridicheskoe Bureau Pravo, Energia Light LLC, KI-Credit Prive SA JSC, AK Investment Limited CJSC, Sky Mobile LLC.

In the damage claims MTS states that Bitel’s shares were repeatedly sold and reregistered in the names of purportedly independent companies over the past 16 months. These companies will likely assert that they are good faith purchasers, even if this is not the case. It has also become apparent that Bitel’s assets were purportedly sold and transferred to Sky Mobile LLC, another Kyrgyz mobile phone operator. MTS reserves the right to institute legal proceedings against additional parties should further attempts of selling shares or assets are made.

As announced earlier by the Company, MTS Finance S.A., a 100%-owned subsidiary of MTS registered in Luxembourg (“MTS Finance”), at the end of 2005 acquired from Nomihold Securities Inc. a 51% stake in Tarino Limited, which held 100% of Bitel’s shares though its subsidiaries. offices in Bishkek were seized by Reservspetzmet three days after MTS' official announcement of the acquisition and subsequently MTS has been unable to gain operational control over Bitel.

MTS has recently taken additional steps to vindicate its ownership rights in Bitel although these efforts have thus far not proven successful. It has brought this matter to the Kyrgyz Prosecutor General and asked him to investigate. Unfortunately, on January 15, 2007, the Prosecutor General informed MTS that it sees no grounds to become involved in the ownership dispute over Bitel and additionally stated that MTS had no basis to appeal the decision of the Kyrgyz courts in connection with ownership to Bitel.

An appeal to overturn certain adverse Kyrgyz courts rulings connected with the ownership rights to Bitel was also filed with the Kyrgyz Supreme Court on December

WWW.MTSGSM.COM

PRESS RELEASE

15, 2006, but the time period in which the appeal should have been heard has expired without any action by the court.

"We have almost exhausted all available legal means at our disposal in order to defend our rights in within the framework of the Kyrgyz legal system. Moreover, since we are currently unable to generate income from Bitel’s operations, as we lack operational control over the company, we have decided to write off the costs relating to the purchase of Bitel. The loss will be reflected in the Company's financial statements for the year ended December 31, 2006," commented Leonid Melamed, MTS' President and Chief Executive Officer.

"At the same time, we will continue fighting to gain compensation for damages related to this illegal misappropriation and seizure of Bitel and its assets," emphasized Mr. Melamed.

For further information, please contact:
Mobile TeleSystems, Moscow
Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”)is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 73.41 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan. Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS' Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS' website at wwwl.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might," and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the  U.S. Securities and Exchange Commission, specifically the Company's most recent Form 20–F. These documents contain and identify important factors, including those contained in the section

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PRESS RELEASE

captioned "Risk Factors" that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

		By:	Leonid Melamed
			Name:	Leonid Melamed
			Title:	CEO

Date:	March 06, 2007